Hudson La Force III Senior Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.La.Force@grace.com W. R. Grace & Co.-Conn. 7500 Grace Drive Columbia, MD 21044

July 20, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated June 27, 2012 regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) and our Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2012 by the Staff (the “Staff” or “you”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”).

Members of our executive team and disclosure committee have considered your comment and our response is set forth below.  We appreciate the opportunity to work with you to resolve your comment and to improve our disclosure.

Comment

Form 10-Q for the period ended March 31, 2012

We reviewed your Form 10-Q and your earnings release, furnished under Item 2.02 of Form 8-K, for the quarter ended March 31, 2012. We note you present a non-GAAP liquidity measure that you identify as “adjusted free cash flow.” It appears to us that each item you adjust free cash flow for is an item that required or will require cash settlement. Therefore, it is not clear to us how or why you believe this non-GAAP liquidity measure complies with Item 10(e)(ii)(A) of Regulation S-K or Regulation G, including the requirement to disclose the most directly comparable GAAP measure with equal or greater prominence. Please revise future filings and earnings releases to fully comply [with] Item 10(e) of Regulation S-K, Regulation G, and the Compliance & Disclosure Interpretations related to non-GAAP Financial Measures. Please provide us your proposed revisions.

Response

Our primary objectives in using the non-GAAP measure Adjusted Free Cash Flow are 1) to provide investors and other users of our financial statements with clear information regarding the cash flow of our businesses, without the distorting effects of our Chapter 11 bankruptcy and asbestos-related costs, and 2) to ensure that investors and others understand the information we use to evaluate the cash flow of our businesses.  We have consistently found in discussions with investors that they are often unable to easily or accurately determine the effects of our Chapter 11 bankruptcy and asbestos-related costs solely from our GAAP financial information.

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In developing the Adjusted Free Cash Flow measure we sought to develop a meaningful measure that adjusts for the effects of our Chapter 11 bankruptcy and asbestos-related costs while adhering to the requirements of Item 10(e)(ii)(A).  We do not adjust for the cash flow effects of interest income and expense, income taxes, restructuring expenses, divestment expenses, and gains and losses on sales of product lines and other investments.  These items are adjusted in our Adjusted EBIT measure but clearly are not permitted adjustments to cash flow per Item 10(e)(ii)(A).

The adjustments we do make are directly and solely related to our Chapter 11 bankruptcy and our asbestos-related costs.  To date, these adjustments have included the periodic costs of our Chapter 11 bankruptcy and asbestos remediation activities and in the future will also include the payments we make at the time of our emergence from bankruptcy.  We currently estimate payments at emergence to total approximately $1.7 billion.  We do not include these cash flows when evaluating the cash flow of our businesses.  We have also adjusted for accelerated payments we made in 2011 and 2012 to our U.S. defined benefit pension plans.  These payments are in excess of the statutory minimum required amounts and were made solely because of our position in bankruptcy.  We do not include these cash flows when evaluating the cash flow of our businesses.

We expect to stop using the Adjusted Free Cash Flow measure and to start using Free Cash Flow in the year following our emergence from bankruptcy.  At that time, we expect the cash flow effects of our Chapter 11 bankruptcy and asbestos remediation activities to be much less material to cash flow.  We define Free Cash Flow to be Net Cash Provided by Operating Activities, minus capital expenditures, and understand this measure to be acceptable to the Staff provided that the required disclosures under Item 10(e)(1)(ii) are made, as discussed in the Staff non-GAAP financial measures compliance and disclosure interpretations.

Until such time, we propose to continue reporting Adjusted Free Cash Flow as a meaningful non-GAAP measure of our cash flow, together with Net Cash Provided by Operating Activities, and in compliance with Regulation G.

In reviewing the Form 10-Q and our Q1 earnings release, we noted two instances where we failed to disclose Net Cash Provided by Operating Activities and Adjusted Free Cash Flow with equal prominence.  These errors were inadvertent and will be corrected with our Q2 Form 10-Q and earnings release.  In addition, we will revise the table included in the “Analysis of Operations” section of our Form 10-Q and our earnings release to clearly distinguish between Net Cash Provided by Operating Activities, Free Cash Flow and Adjusted Free Cash Flow.  An example of the revised table is set forth below.

	Three Months Ended March 31,
Cash flow measure:	2012	2011	% Change
Net cash used for operating activities	$(31.7)	$(180.4)	82.4%
Capital expenditures	(25.0)	(23.4)	(6.8)%
Free Cash Flow	(56.7)	(203.8)	NM
Chapter 11 expenses paid	3.2	3.8	(15.8)%
Accelerated defined benefit pension plan contributions	83.4	180.0	(53.7)%
Payments for asbestos-related environmental remediation	2.6	0.3	NM
Adjusted Free Cash Flow	$32.5	$(19.7)	NM

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As requested by the Staff in the comment letter, we hereby affirm that:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (410) 531-8730 or William Dockman, our Vice President Finance and Controller, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

Hudson La Force III
Senior Vice President and Chief Financial Officer

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